UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND FOR THE

SIX AND THREE-MONTH PERIOD ENDED JUNE 30, 2018

PRESENTED IN COMPARATIVE FORM

(Stated in thousands of pesos)

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information		1
Condensed Interim Statement of Financial Position		2
Condensed Interim Statement of Comprehensive Income		4
Condensed Interim Statement of Changes in Equity		5
Condensed Interim Statement of Cash Flows		6

Notes to the Condensed Interim Financial Statements:
1 |	General information	8
2 |	Regulatory framework	8
3 |	Basis of preparation	9
4 |	Accounting policies	10
5 |	Financial risk management	11
6 |	Critical accounting estimates and judgments	13
7 |	Contingencies and lawsuits	14
8 |	Property, plant and equipment	15
9 |	Other receivables	17
10 |	Trade receivables	17
11 |	Financial assets at fair value through profit or loss	18
12 |	Financial assets at amortized cost	18
13 |	Cash and cash equivalents	18
14 |	Share capital and additional paid-in capital	18
15 |	Allocation of profits	19
16 |	The Company’s Share-based Compensation Plan	19
17 |	Trade payables	19
18 |	Other payables	20
19 |	Borrowings	20
20 |	Salaries and social security taxes payable	21
21 |	Income tax and tax on minimum presumed income / Deferred tax	21
22 |	Tax liabilities	22
23 |	Provisions	23
24 |	Revenue from sales	23
25 |	Expenses by nature	24
26 |	Other operating expense, net	25
27 |	Net financial expense	25
28 |	Basic and diluted earnings per share	26
29 |	Related-party transactions	26
30 |	Events after the reporting period	28

Report on review of Condensed Interim Financial Statements Supervisory Committee’s Report

CONDENSED INTERIM FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
BNA	Bank of the Argentine Nation
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico (the company in charge of the regulation and operation of the wholesale electricity market)
IFRIC	International Financial Reporting Interpretations Committee
CNV	National Securities Commission
CPD	Company’s own distribution costs
CTLL	Central Térmica Loma de la Lata S.A.
EASA	Electricidad Argentina S.A.
Edenor S.A	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
ICBC	Industrial and Commercial Bank of China
IAS	International Accounting Standards
IASB	Accounting Standards Board
IEASA	IEASA S.A.
MINEM	Energy and Mining Ministry
OSV	Orígenes Seguros de Vida S.A.
PEN	Federal Government
PESA	Pampa Energía S.A.
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
VAD	Distribution Added Value

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: EASA – See Note 43 to the Financial Statements as of December 31, 2017

Legal address: 1 Maipú Street, City of Buenos Aires

Main business of the parent company:  Investment in Edenor S.A.’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.44%

CAPITAL STRUCTURE

AS OF JUNE 30, 2018

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 14)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)     Includes 20,439,747 and 7,794,168 treasury shares as of June 30, 2018 and December 31, 2017, respectively.

(2)     Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

CONDENSED INTERIM FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Financial Position

as of June 30, 2018 presented in comparative form

(Stated in thousands of pesos)

	Note	06.30.18	12.31.17
ASSETS
Non-current assets
Property, plant and equipment	8	16,850,632	14,812,021
Interest in joint ventures		432	424
Deferred tax asset	21	1,588,231	1,187,021
Other receivables	9	38,557	42,447
Total non-current assets		18,477,852	16,041,913

Current assets
Inventories		614,034	391,904
Other receivables	9	163,600	200,617
Trade receivables	10	7,462,541	5,678,857
Financial assets at fair value through profit or loss	11	4,710,204	2,897,258
Financial assets at amortized cost	12	511,444	11,498
Cash and cash equivalents	13	745,395	82,860
Total current assets		14,207,218	9,262,994
TOTAL ASSETS		32,685,070	25,304,907

CONDENSED INTERIM FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Financial Position

as of June 30, 2018 presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	06.30.18	12.31.17
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	14	886,015	898,661
Adjustment to share capital	14	394,145	399,495
Additional paid-in capital	14	39,294	31,565
Treasury stock	14	20,440	7,794
Adjustment to treasury stock	14	13,918	8,568
Cost of acquisition of own shares	14	(727,990)	-
Legal reserve		73,275	73,275
Opcional reserve		176,061	176,061
Other comprehensive loss		(28,097)	(28,097)
Accumulated profit		686,595	(506,458)
TOTAL EQUITY		1,533,656	1,060,864

LIABILITIES
Non-current liabilities
Trade payables	17	268,639	240,900
Other payables	18	6,461,233	6,034,228
Borrowings	19	6,491,600	4,191,666
Deferred revenue		263,684	194,629
Salaries and social security payable	20	136,173	119,655
Benefit plans		354,379	323,564
Provisions	23	804,540	598,087
Total non-current liabilities		14,780,248	11,702,729
Current liabilities
Trade payables	17	12,234,589	9,195,303
Other payables	18	845,764	370,395
Borrowings	19	104,195	71,205
Derivative financial instruments		-	197
Deferred revenue		4,468	3,360
Salaries and social security payable	20	974,100	1,220,051
Benefit plans		31,407	31,407
Income tax payable, net	21	1,010,954	466,683
Tax liabilities	22	1,014,988	1,053,455
Provisions	23	150,701	129,258
Total current liabilities		16,371,166	12,541,314
TOTAL LIABILITIES		31,151,414	24,244,043

TOTAL LIABILITIES AND EQUITY		32,685,070	25,304,907

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Comprehensive Income

for the six and three-month period ended June 30, 2018

 presented in comparative form

(Stated in thousands of pesos)

		Six months at		three months at
	Note	06.30.18	06.30.17	06.30.18	06.30.17

Revenue	24	21,265,937	11,118,263	10,254,579	5,751,628
Electric power purchases		(11,312,206)	(5,810,539)	(5,786,911)	(3,276,958)
Subtotal		9,953,731	5,307,724	4,467,668	2,474,670
Transmission and distribution expenses	25	(3,325,509)	(2,265,295)	(1,766,388)	(1,217,446)
Gross gain		6,628,222	3,042,429	2,701,280	1,257,224

Selling expenses	25	(1,465,931)	(1,018,971)	(747,784)	(520,342)
Administrative expenses	25	(888,106)	(637,003)	(476,634)	(307,622)
Other operating expense, net	26	(416,351)	(271,068)	(208,721)	(130,509)
Loss / Gain from interest in joint ventures		8	12	8	12
Operating profit		3,857,842	1,115,399	1,268,149	298,763

Financial income	27	209,105	118,426	117,270	58,982
Financial expenses	27	(1,048,159)	(718,819)	(562,275)	(370,333)
Other financial results	27	(1,202,415)	12,874	(1,066,025)	(116,024)
Net financial expense		(2,041,469)	(587,519)	(1,511,030)	(427,375)
Profit before taxes		1,816,373	527,880	(242,881)	(128,612)

Income tax	21	(563,139)	(159,106)	45,297	76,003
Profit for the period		1,253,234	368,774	(197,584)	(52,609)

Basic and diluted earnings profit per share:
Basic and diluted earnings profit per share	28	1.40	0.41	0.03	0.72

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Changes in Equity

for the six-month period ended June 30, 2018

presented in comparative form

(Stated in thousands of pesos)

Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Cost of acquisition of own shares	Legal reserve	Opcional reserve	Other reserve	Other comprehesive loss	Accumulated income (deficit)	Total equity
397,716	9,412	10,347	3,452	-	73,275	176,061	20,346	(37,172)	(1,188,648)	361,832

-	-	-	-	-	-	-	7,767	-	-	7,767
1,779	(1,618)	(1,779)	28,113	-	-	-	(28,113)	-	-	-
-	-		-	-	-		-	-	368,774	368,774
399,495	7,794	8,568	31,565	-	73,275	176,061	-	(37,172)	(819,874)	738,373

-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	313,416	313,416
-	-	-	-	-	-	-	-	9,075	-	9,075
399,495	7,794	8,568	31,565	-	73,275	176,061	-	(28,097)	(506,458)	1,060,864
-	-	-	-	-	-		7,729	-	-	7,729
299	(272)	(299)	7,729	-	-		(7,729)	-	-	-
-	-	-	-	-	-	-	-	-	(60,181)	(60,181)
(5,649)	12,918	5,649	-	(727,990)	-		-	-	-	(727,990)
-	-	-	-	-	-	-	-	-	1,253,234	1,253,234
394,145	20,440	13,918	39,294	(727,990)	73,275	176,061	-	(28,097)	686,595	1,533,656

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

Vease nuestro informe de fecha 9 de agosto de 2017 PRICE WATERHOUSE & CO. S.R.L.
(Socio)
DANIEL ABELOVICH por Comisión Fiscalizadora	C.P.C.E.C.A.B.A. Tº 1 Fº 17	RICARDO TORRES Presidente

CONDENSED INTERIM FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2018

presented in comparative form

(Stated in thousands of pesos)

	Note	06.30.18	06.30.17
Cash flows from operating activities
Profit for the period		1,253,234	368,774

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	8 & 25	263,689	199,942
Loss on disposals of property, plants and equipments	26	13,459	4,944
Net accrued interest	27	838,556	599,545
Exchange difference	27	1,437,433	114,204
Income tax	21	563,139	159,106
Allowance for the impairment of trade and other receivables, net of recovery	25	334,979	124,387
Adjustment to present value of receivables	27	115	147
Provision for contingencies	26	253,382	99,731
Changes in fair value of financial assets	27	(256,629)	(137,434)
Accrual of benefit plans		75,141	50,339
Gain from interest in joint ventures		(8)	(12)
Net gain from the repurchase of Corporate Bonds	27	511	-
Income from non-reimbursable customer contributions	26	(2,049)	(501)
Other reserve constitution - Share bases compensation plan	16	7,729	7,767
Changes in operating assets and liabilities:
Increase in trade receivables		(1,930,644)	(842,361)
(Increase) Decrease in other receivables		(12,576)	5,571
(Increase) Decrease in inventories		(222,130)	4,478
Increase in deferred revenue		72,212	-
Increase in trade payables		2,437,911	617,280
Decrease in salaries and social security payable		(229,433)	(190,808)
Decrease in benefit plans		(44,327)	(11,181)
Decrease in tax liabilities		(113,107)	(264,145)
Increase in other payables		564,739	241,751
Decrease in provisions	23	(25,486)	(21,115)
Payment of Tax payable		(338,771)	-
Net cash flows generated by operating activities		4,941,069	1,130,409

CONDENSED INTERIM FINANCIAL STATEMENTS

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2018

presented in comparative form (continued)

(Stated in thousands of pesos)

	Note	06.30.18	06.30.17
Cash flows from investing activities
Payment of property, plants and equipments		(2,255,256)	(1,616,321)
Collection of Financial assets		12,536,368	578,954
Payments of Financial assets		(13,742,535)	(751,615)
Redemtion net of money market funds		162,537	722,500
Mutuum granted to third parties		(71,964)	-
Collection of receivables from sale of subsidiaries		6,320	32,942
Collection of mutuals granted to third parties		3,092	-
Net cash flows used in investing activities		(3,361,438)	(1,033,540)

Cash flows from financing activities
Proceeds from borrowings		(196,008)	(132,940)
Repurchase of corporate notes		(12,556)	-
Payment of redemption on corporate notes		(727,990)	-
Net cash flows generated by (used in) financing activities		(936,554)	(132,940)

Increase (Decrease) in cash and cash equivalents		643,077	(36,071)

Cash and cash equivalents at the beginning of year	13	82,860	258,562
Exchange differences in cash and cash equivalents		19,458	(2,072)
Increase (Decrease) in cash and cash equivalents		643,077	(183,771)
Cash and cash equivalents at the end of the period	13	745,395	72,719

Supplemental cash flows information
Non-cash activities

Financial costs capitalized in property, plants and equipments	8 & 25	(232,756)	(125,898)
			.
Acquisitions of property, plant and equipment through increased trade payables		(224,404)	(199,290)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 1 |       General information

History and development of the Company

Edenor S.A. was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of Edenor S.A.

The corporate purpose of Edenor S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by Edenor S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

Note 2 |       Regulatory framework

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2017 are the following:

a)   Electricity rate situation

On January 31, 2018, the ENRE issued Resolution No. 33/18, whereby it approves the CPD values, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17, and the values of the Company’s electricity rate schedule applicable to consumption recorded as from February 1, 2018. Additionally, it is informed that the average electricity rate value amounts to $2.4627/kwh.

At the date of issuance of these condensed interim financial statements, the amount accrued for the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 33/18, amounts to $ 697.3 million, which is included in the “Revenue from sales – Sales of electricity” line item.

On July 31, 2018, the ENRE published Resolution No. 208/18, whereby it approves the new electricity rate schedule to be applied as from August 1, 2018.

In that regard, 50% of the inflation-related adjustment of the CPD, provided for in the Concession Agreement, relating to the February-August 2018 six-month period, will be deferred and applied in six (6) monthly and consecutive installments as from February 1, 2019, which will neither imply a negative economic impact for the Company nor affect the service quality parameters resulting from the RTI of February 1, 2017.

Furthermore, and in relation to the effects generated by the non-compliance with the Adjustment Agreement (Note 1 to the Financial Statements as of December 31, 2017), on July 30, 2018, the MINEM agreed to implement the administrative actions necessary to settle the pending obligations of the Transition Period.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

b)   Penalties

Due to the occurrence of an extraordinary situation that affected the provision of the service, covered by item 3.3 of Sub-appendix 4 to the Concession Agreement (more than 70,000 daily consumers affected in certain periods), on April 23, 2018, the ENRE issued Resolution No. 118 pursuant to which the Company is instructed to calculate and pay a compensation to small-demand residential customers (residential Tariff 1 Consumers) for each interruption higher than or equal to 20 hours suffered during said periods. The impacts of these compensation amounts were quantified by the Company in $ 87 million and recognized as of June 30, 2018.

Furthermore, on May 31, 2018, by means of ENRE Resolution No. 170/18, the penalty system for deviations from the Annual and Quinquennial Investment Plan is approved. The amounts resulting from the application of these penalties will be allocated to consumers.

On July 17, 2018, the ENRE, by means of Resolution No. 198/18, provides that, as from September 2018, the Company will be required to assess service provision interruptions/problems suffered by consumers by District or Commune of medium-voltage feeders in accordance with the criteria approved by this Resolution. At the date of these condensed interim financial statements, the Company is evaluating the potential effects of this Resolution.

Note 3 |       Basis of preparation

These condensed interim financial statements for the six-month period ended June 30, 2018 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

This condensed interim financial information must be read together with the Company’s Financial Statements as of December 31, 2017, which have been prepared in accordance with IFRS. These condensed interim financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise. They have been prepared under the historical cost convention, as modified by the measurement of financial assets at fair value through profit or loss.

The condensed interim financial statements for the six-month period ended June 30, 2018 have not been audited; they have been reviewed by the Independent Accountant in accordance with ISRE 2,410, whose scope is substantially less than that of an audit performed in accordance with IFRS. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The result of operations for the six-month period ended June 30, 2018 does not necessarily reflect the Company’s results in proportion to the full fiscal year.

These condensed interim financial statements were approved for issue by the Company’s Board of Directors on August 8, 2018.

Comparative information

The balances as of December 31, 2017 and for the six-month period ended June 30, 2017, disclosed in these condensed interim financial statements for comparative purposes, arise from the respective financial statements as of those dates.

Restatement of financial information

IAS 29 “Financial reporting in hyperinflationary economies” requires the financial statements of an entity whose functional currency is that of a hyperinflationary economy to be stated in terms of the measuring unit current at the closing date of the reporting period.

In order to conclude whether an economy is categorized as hyperinflationary, IAS 29 details a series of factors to be considered, among which the existence of a cumulative inflation rate over three years that approaches or exceeds 100% is included.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Taking into consideration not only that the previous year’s downward trend of the level of inflation has reversed, with inflation increasing significantly during 2018, but also that the cumulative inflation rate over the last three years is expected to exceed 100% during the rest of 2018, and that the other indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Company’s Management believes that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, and will begin to apply the restatement criteria in the periods ending as from July 1, 2018.

As of June 30, 2018, the restatement criteria of the financial information established in IAS 29 have not been applied. Therefore, certain macroeconomic variables that affect the Company’s business, such as salary costs and the prices of supplies, which have suffered somewhat important variations, must be taken into account when evaluating and interpreting the Company’s financial position and results of operations in these financial statements. At the date of issuance of these condensed interim financial statements, the Company is in the process of analyzing and calculating the requirements set forth in IAS 29.

At the date of issuance of these condensed interim financial statements, Executive Order No. 664/2003 of the National Executive Power, pursuant to which Argentine control authorities were instructed not to receive inflation-adjusted financial statements, continues to be in effect

Note 4 |       Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the financial statements for the last financial year, which ended on December 31, 2017, except for those mentioned below.

These condensed interim financial statements must be read together with the audited Financial Statements as of December 31, 2017 prepared under IFRS.

Note 4.1 |      New accounting standards, amendments and interpretations issued by the IASB

IAS 19 “Employee benefits”: It introduces amendments to post-employment defined benefit plans in the case of a plan amendment, curtailment or settlement. The net defined benefit liability (asset) is remeasured using the current fair value of plan assets and current actuarial assumptions (including current market interest rates and other current market prices), that reflect: a) the benefits offered under the plan and the plan assets before the plan amendment, curtailment or settlement; and b) the benefits offered under the plan and the plan assets after the plan amendment, curtailment or settlement. The current period service cost for the period subsequent to the plan amendment, curtailment or settlement is calculated using the actuarial assumptions used to remeasure the defined benefit liability (asset) (rather than the actuarial assumptions determined at the beginning). The net interest after the plan amendment, curtailment or settlement is determined using the net defined benefit liability (asset) and the discount rate used to remeasure the liability (asset). The standard applies to plan amendments, curtailments or settlements that occur as from January 1, 2019, with earlier adoption permitted. The Company is currently analyzing the impact of the adoption of IAS 19; nevertheless, it is estimated that the application thereof will have no significant impact on the Company’s results of operations or its financial position.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

Note 4.2 |      Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of the period/year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The amounts thus determined are net of an allowance for the impairment of receivables. The future expected loss impairment rate is determined per customer category, based on the historical comparison of collections made and delinquent balances of each customer group, and applied to the total of the Company’s receivables. This change from the criterion used in the Financial Statements as of December 31, 2017, relates to the implementation of IFRS 9 as from January 1, 2018; see impact in Note 6.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

 Any debt arising from the bills for electricity consumption that remain unpaid 7 working days after their first due dates for small-demand (T1), medium-demand (T2) and large-demand (T3) customers is considered a delinquent balance.

 Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

Note 5 |       Financial risk management

Note 5.1 |      Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

            There have been no significant changes in risk management policies since the last fiscal year end.

a.         Market risks

                    i.          Currency risk

As of June 30, 2018 and December 31, 2017, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 06.30.18	Total 12.31.17

ASSETS
CURRENT ASSETS
Other receivables	USD	1,633	28.750	46,949	-
Financial assets at fair value through profit or loss	USD	88,674	28.750	2,549,378	1,239,277
Cash and cash equivalents	USD	99	28.750	2,846	4,415
	EUR	12	33.540	402	267
TOTAL CURRENT ASSETS		90,418		2,599,575	1,243,959
TOTAL ASSETS		90,418		2,599,575	1,243,959

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	225,012	28.850	6,491,600	4,191,666
TOTAL NON-CURRENT LIABILITIES		225,012		6,491,600	4,191,666
CURRENT LIABILITIES
Trade payables	USD	11,372	28.850	328,082	261,758
	EUR	83	33.729	2,782	6,263
	CHF	-	29.144	-	10,466
	NOK	68	3.558	243	156
Borrowings	USD	3,612	28.850	104,195	71,205
TOTAL CURRENT LIABILITIES		15,135		435,302	349,848
TOTAL LIABILITIES		240,147		6,926,902	4,541,514

(1)     The exchange rates used are the BNA exchange rates in effect as of June 30, 2018 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

As of June 30, 2018, the Company’s financial debt was long term and denominated in United States dollars. Consequently, it should be noted that in the second quarter of 2018, due to a combination of external factors and the domestic macroeconomic context, the US dollar rate of exchange increased 43%, from $ 20.15 to $ 28.85 between March and June, respectively.

Taking into account the net liability financial position in US dollars, as of June 30, 2018 the Company recorded a net loss on exchange difference of $ 1,437 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

                   ii.          Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value as of June 30, 2018 and December 31, 2017:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

At June 30, 2018
Assets
Cash and cash equivalents
Money market funds	406,492	-	-	406,492
Financial assets at fair value through profit or loss:
Government bonds	2,962,683	-	-	2,962,683
Money market funds	1,747,521	-	-	1,747,521
Total assets	5,116,696	-	-	5,116,696
Derivative financial instruments	-	-	-	-

At December 31, 2017
Assets
Government bonds	1,239,282	-	-	1,239,282
Money market funds	1,657,976	-	-	1,657,976
Total assets	2,897,258	-	-	2,897,258

Liabilities
Derivative financial instruments	-	197	-	197
Total liabilities	-	197	-	197

iii.         Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is related mainly to the long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of June 30, 2018 and December 31, 2017 -except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month Libor rate plus an initial 2.75% spread, which will be adjusted semi-annually by a quarter-point-, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

In this regard, on April 12, 2018, the Company entered into a hedge transaction with Citibank London, with the aim of fixing the financial cost subject to floating rate of the interest amounts the Company must pay during the October 2018-October 2020 period, relating to the loan taken from ICBC (Note 22 to the Financial Statements as of December 31, 2017).

Note 6 |       Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the Financial Statements for the year ended December 31, 2017, except for the following:

Allowances for the impairment of receivables:

As from January 1, 2018, the Company has applied the amended IFRS 9 retrospectively with the allowed practical resources, without restating the comparative periods.

The Company has performed a review of the financial assets it currently measures and classifies at fair value through profit or loss or at amortized cost and has concluded that they meet the conditions to maintain their classification; consequently, the initial adoption has not affected the classification and measurement of the Company’s financial assets.

Furthermore, with regard to the new hedge accounting model, the Company has not elected to designate any hedge relationship at the date of the initial adoption of the amended IFRS 9 and, consequently, has generated no impact on the Company’s results of operations or its financial position.

Finally, with regard to the change in the methodology for calculating the impairment of financial assets based on expected credit losses, the Company has applied the simplified approach of IFRS 9 for trade receivables and other receivables with similar risk characteristics. In order to measure the expected credit losses, receivables are grouped by segment, and on the basis of the shared credit risk characteristics and the number of days past the payment due date. The expected loss as of January 1, 2018 was determined based on the following coefficients calculated for the number of days past the payment due date:

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

For such purpose, the adjustments determined as of December 31, 2017 are as follow:

	Number of days
	0 -30	30-60	60-90	90-120	120-150
Loss expected porcentage	8%	12%	19%	26%	59%

Amount of the provisions for impairment of the trade receivables at 12.31.2017 by IAS 39	(458,853)

Adjustment of expected losses NIIF 9	(82,041)
Amount of the provisions for impairment of the trade receivables at 12.31.2017 by NIIF 9	(540,894)

The adjustment determined as a result of the application of this new standard, net of its tax effect, amounts to $ 60.2 million, which is disclosed within the “Unappropriated Retained Earnings” line item.

Trade receivables are derecognized when there is no reasonable expectation of their recovery. Any debt arising from the bills for electricity consumption that remain unpaid 7 working days after their first due dates for small-demand (T1), medium-demand (T2) and large-demand (T3) customers is regarded by the Company as a delinquent balance.

 Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

Note 7 |       Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2017.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 8 |       Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
Cost	300,914	2,512,243	7,080,373	2,866,259	1,447,112	5,008,770	55,448	19,271,119
Accumulated depreciation	(72,168)	(674,135)	(2,266,848)	(991,967)	(453,980)	-	-	(4,459,098)
Net amount 12.31.17	228,746	1,838,108	4,813,525	1,874,292	993,132	5,008,770	55,448	14,812,021

Additions	-	-	-	-	128,370	2,162,595	24,794	2,315,759
Disposals	-	-	(9,796)	(3,561)	(102)	-	-	(13,459)
Transfers	109,414	117,747	783,863	135,815	(69,618)	(1,067,006)	(10,215)	-
Depreciation for the period	(13,171)	(34,348)	(91,483)	(47,096)	(77,591)	-	-	(263,689)
Net amount 06.30.18	324,989	1,921,507	5,496,109	1,959,450	974,191	6,104,359	70,027	16,850,632

Cost	410,329	2,629,989	7,841,697	2,997,454	1,503,933	6,104,359	70,027	21,557,788
Accumulated depreciation	(85,340)	(708,482)	(2,345,588)	(1,038,004)	(529,742)	-	-	(4,707,156)
Net amount 06.30.18	324,989	1,921,507	5,496,109	1,959,450	974,191	6,104,359	70,027	16,850,632

•         During the period ended June 30, 2018, the Company capitalized as own direct costs $ 378.1 million.

•       Financial costs capitalized for the period ended June 30, 2018 amounted to $ 232.8 million.

Vease nuestro informe de fecha 9 de agosto de 2017 PRICE WATERHOUSE & CO. S.R.L.
(Socio)
DANIEL ABELOVICH por Comisión Fiscalizadora	C.P.C.E.C.A.B.A. Tº 1 Fº 17

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
Cost	235,709	2,048,014	6,024,954	2,523,084	1,265,502	3,040,451	162,088	15,299,802
Accumulated depreciation	(69,097)	(617,062)	(2,119,167)	(907,145)	(390,341)	-	-	(4,102,812)
Net amount 12.31.16	166,612	1,430,952	3,905,787	1,615,939	875,161	3,040,451	162,088	11,196,990

Additions	-	-	-	-	58,153	1,677,387	213	1,735,753
Disposals	(145)	-	(3,566)	(897)	(336)	-	-	(4,944)
Transfers	33,422	136,886	607,263	174,326	(21,040)	(930,857)	-	-
Depreciation for the period	(8,317)	(27,358)	(77,409)	(41,201)	(45,657)	-	-	(199,942)
Net amount 03.31.17	191,572	1,540,480	4,432,075	1,748,167	866,281	3,786,981	162,301	12,727,857

Cost	268,850	2,184,900	6,619,123	2,696,206	1,300,591	3,786,981	162,301	17,018,952
Accumulated depreciation	(77,278)	(644,420)	(2,187,048)	(948,039)	(434,310)	-	-	(4,291,095)
Net amount 03.31.17	191,572	1,540,480	4,432,075	1,748,167	866,281	3,786,981	162,301	12,727,857

•         During the period ended June 30, 2017, the Company capitalized as own direct costs $ 263.7 million.

•       Financial costs capitalized for the period ended June 30, 2017 amounted to $ 125.9 million.

Vease nuestro informe de fecha 9 de agosto de 2017 PRICE WATERHOUSE & CO. S.R.L.
(Socio)
DANIEL ABELOVICH por Comisión Fiscalizadora	C.P.C.E.C.A.B.A. Tº 1 Fº 17

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 9 |       Other receivables

	Note	06.30.18	12.31.17
Non-current:
		-	-
Financial credit (1)		33,512	37,019
Related parties	29.d	5,045	5,428
Total Non-current		38,557	42,447

Current:
Prepaid expenses		19,210	4,986
Advances to suppliers		10,399	6,631
Advances to personnel		1,009	2,230
Security deposits		13,727	10,327
Financial credit		82,650	11,621
Receivables from electric activities		99,873	114,561
Related parties	29.d	1,978	1,093
Guarantee deposits on derivative financial instruments		-	60,049
Judicial deposits		22,671	16,115
Other		41	6
Allowance for the impairment of other receivables		(87,958)	(27,002)
Total Current		163,600	200,617

(1)   As of June 30, 2018, the Company has entered into loans for consumption  agreements (mutuums) with its suppliers for a total of $ 69.8 million.

The carrying amount of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	06.30.18	06.30.17
Balance at beginning of the period	27,002	34,699
Increase	60,956	-
Recovery	-	(10,631)
Balance at end of the period	87,958	24,068

Note 10 |    Trade receivables

	06.30.18	12.31.17
Current:
Sales of electricity - Billed	3,946,146	2,931,339
Sales of electricity – Unbilled	3,584,526	2,982,677
Framework Agreement	524,042	156,412
Fee payable for the expansion of the transportation and others	22,968	22,994
Receivables in litigation	52,543	44,288
Allowance for the impairment of trade receivables	(667,684)	(458,853)
Total Current	7,462,541	5,678,857

The carrying amount of the Company’s trade receivables approximates their fair value.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The roll forward for the impairment of financial assets is as follows:

	06.30.18	06.30.17
Balance at beginning of the period	458,853	259,682
Increase (1)	356,065	135,018
Decrease	(147,234)	(16,678)
Balance at end of the period	667,684	378,022

(1)   As of June 30, 2018, includes the impairment of financial assets for $ 82 million due to the application, of IFRS 9 as from January 1, 2018 (Note 6).

Note 11 |    Financial assets at fair value through profit or loss

	06.30.18	12.31.17

Current
Government bonds	2,962,683	1,239,282
Money market funds	1,747,521	1,657,976
Total current	4,710,204	2,897,258

Note 12 |    Financial assets at amortized cost

	06.30.18	12.31.17
Current
Government bonds	-	11,498
Time deposits	511,444	-
Total Current	511,444	11,498

Note 13 |    Cash and cash equivalents

	06.30.18	12.31.17	06.30.17
Cash and banks	338,903	82,860	56,887
Money market funds	406,492	-	15,832
Total cash and cash equivalents	745,395	82,860	72,719

Note 14 |    Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Cost of acquisition of own shares	Total

Balance at December 31, 2016	1,314,518	3,452	-	1,317,970
Payment of Other reserve constitution - Share-bases compensation plan	-	28,113	-	28,113
Balance at December 31, 2017	1,314,518	31,565	-	1,346,083

Payment of Other reserve constitution - Share-bases compensation plan (Note 16)		7,729	-	7,729
Acquisition of own shares	-	-	(727,990)	(727,990)
Balance at June 30, 2018	1,314,518	39,294	(727,990)	625,822

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

As of June 30, 2018, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Furthermore, the Company has acquired, in successive market transactions, in the New York Stock Exchange 12,917,820 Class B common shares, for an amount of $ 728 million, observing the terms and conditions that were set by the Board of Directors for the acquisition of the Company’s own shares, as well as the applicable regulatory framework.

Note 15 |    Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program. As of June 30, 2018, the Company complies with the indebtedness ratio established in such program.

Furthermore, according to the Company’s own shares in portfolio at June 30, 2018 and considering the provisions of the CNV Rules, the Company has a restriction on the profit distribution no assigned, or free reserves for $ 728 million.

Note 16 |     The Company’s Share-based Compensation Plan

As indicated in the Financial Statements as of December 31, 2017, the Company has decided to use the available treasury shares for the implementation of share-based compensation plans for its senior management against the achievement of the strategic objectives set annually.

At the date of issuance of these condensed interim financial statements, the Company awarded a total of 272,241 shares to executive directors and managers as additional remuneration for their performance in special processes developed during the 2018 period.

The fair value of the previously referred to shares at the award date, amounted to $ 11.1 million and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Note 17 |    Trade payables

	Note	06.30.18	12.31.17
Non-current
Customer guarantees		115,790	100,469
Customer contributions		92,397	79,979
Funding contributions - substations		60,452	60,452
Total Non-current		268,639	240,900

Current
Payables for purchase of electricity - CAMMESA		4,493,374	3,047,128
Provision for unbilled electricity purchases - CAMMESA		5,909,990	4,547,990
Suppliers		1,574,371	1,351,575
Advance to customer		197,688	149,069
Customer contributions		12,779	18,764
Discounts to customers		1,755	8,384
Funding contributions - substations		37,372	37,372
Related parties	29.d	7,260	35,021
Total Current		12,234,589	9,195,303

The fair values of non-current customer contributions as of June 30, 2018 and December 31, 2017 amount to $ 58.9 million and $ 56.9 million, respectively. The fair values are determined based on estimated cash flows discounted at a representative market rate for this type of transactions. The applicable fair value category is Level 3 category.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note 18 |    Other payables

	Note	06.30.18	12.31.17
Non-current
Loans (mutuum) with CAMMESA		2,026,883	1,885,093
ENRE penalties and discounts		4,181,631	3,885,767
Liability with FOTAE		198,705	190,179
Payment agreements with ENRE		54,014	73,189
Total Non-current		6,461,233	6,034,228

Current
ENRE penalties and discounts		764,471	288,210
Related parties	29.d	2,639	5,253
Advances for works to be performed		13,576	13,576
Payment agreements with ENRE		65,078	63,356
Total Current		845,764	370,395

The carrying amount of the Company’s other financial payables approximates their fair value.

Note 19 |    Borrowings

	06.30.18	12.31.17
Non-current
Corporate notes (1) (2)	5,048,912	3,259,216
Borrowing	1,442,688	932,450
Total non-current	6,491,600	4,191,666

Current
Interest from corporate notes	89,537	62,236
Interest from borrowing	14,658	8,969
Total current	104,195	71,205

(1)   Net of debt repurchase/redemption and issuance expenses.

(2)   As of June 30, 2018 the Company has repurchased Corporate Notes 2022 for a nominal value of USD 0.4 million.

The fair values of the Company’s non-current borrowings as of June 30, 2018 and December 31, 2017 amount approximately to $ 5,278.6 million and $ 4,122.9 million, respectively. Such values were calculated on the basis of the estimated market price of the Company’s Corporate Notes at the end of the each period. The applicable fair value category is Level 1 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 20 |    Salaries and social security taxes payable

	06.30.18	12.31.17
Non-current
Early retirements payable	3,313	3,359
Seniority-based bonus	132,860	116,296
Total non-current	136,173	119,655

Current
Salaries payable and provisions	815,608	1,064,106
Social security payable	153,216	151,137
Early retirements payable	5,276	4,808
Total current	974,100	1,220,051

The carrying amount of the Company’s salaries and social security taxes payable approximates their fair value.

Note 21 |    Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2017, except for the following:

	06.30.18	12.31.17
Non-Current
Income tax payable 2018	961,187
Tax payable 2017 (1)	200,121	618,293
Total non-current	1,161,308	618,293
Tax withholdings	(150,354)	(151,610)
Total current	1,010,954	466,683

(1)  As of June 30, 2018, includes $ 3.3 million related to income tax on the transfer of shares (Note 16).

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The detail of deferred tax assets and liabilities is as follows:

	06.30.18	12.31.17
Deferred tax assets
Inventories	4,811	4,390
Trade receivables and other receivables	267,435	110,041
Trade payables and other payables	1,384,209	1,182,315
Salaries and social security payable	47,445	34,615
Benefit plans	98,017	90,313
Tax liabilities	17,008	12,357
Provisions	272,786	208,804
Deferred tax asset	2,091,711	1,642,835

Deferred tax liabilities
Property, plants and equipments	(486,422)	(439,068)
Financial assets at fair value through profit or loss	(12,101)	(11,278)
Borrowings	(4,957)	(5,468)
Deferred tax liability	(503,480)	(455,814)

Net deferred tax assets	1,588,231	1,187,021

The detail of the income tax expense is as follows:

	06.30.18	06.30.17
Deferred tax	401,210	136,706
Current tax	(979,735)	(292,630)
Difference between provision and tax return	15,386	2
Income tax expense	(563,139)	(155,922)

	06.30.18	06.30.17
Profit for the period before taxes	1,816,373	527,880
Applicable tax rate	30%	35%
Loss for the year at the tax rate	(544,912)	(184,758)

(Loss) Gain from interest in joint ventures	3	4
Non-taxable income	-	25,487
Various	(3)	(4)
Difference between provision and tax return	(6,011)	165
Change in the income tax rate (1)	(12,216)	-
Income tax expense	(563,139)	(159,106)

(1)   Refers to the change in the income tax rate in accordance with Law No. 27,430 enacted on December 29, 2017.

Note 22 |    Tax liabilities

	06.30.18	12.31.17
Current
Provincial, municipal and federal contributions and taxes	66,999	398,032
VAT payable	768,060	493,151
Tax withholdings	89,601	88,781
SUSS withholdings	3,863	3,515
Municipal taxes	85,515	68,457
Tax regularization plan	950	1,519
Total Current	1,014,988	1,053,455

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 23 |    Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.17	598,087	129,258

Increases	206,457	46,925
Decreases	(4)	(25,482)
At 06.30.18	804,540	150,701

At 12.31.16	341,357	87,912
Increases	61,064	38,667
Decreases	(4)	(21,111)
At 06.30.17	402,417	105,468

Note 24 |    Revenue from sales

	06.30.18	06.30.17
Sales of electricity (1)	21,165,014	11,045,313
Right of use on poles	72,065	57,124
Connection charges	19,201	13,461
Reconnection charges	9,657	2,365
Total Revenue from sales	21,265,937	11,118,263

(1)   As of June 30, 2018, the amount accrued for the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 33/18 amounts to $ 697.3 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 25 |    Expenses by nature

The detail of expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,602,958	291,821	334,548	2,229,327
Pension plans	54,029	9,836	11,276	75,141
Communications expenses	24,341	100,390	6,350	131,081
Allowance for the impairment of trade and other receivables	-	334,979	-	334,979
Supplies consumption	187,485	-	29,706	217,191
Leases and insurance	212	-	67,230	67,442
Security service	27,756	136	66,878	94,770
Fees and remuneration for services	507,918	382,994	315,434	1,206,346
Public relations and marketing	-	-	4,972	4,972
Advertising and sponsorship	-	-	2,561	2,561
Reimbursements to personnel	25	27	176	228
Depreciation of property, plants and equipments	210,205	29,315	24,169	263,689
Directors and Supervisory Committee members’ fees	-	-	8,520	8,520
ENRE penalties	710,381	115,648	-	826,029
Taxes and charges	-	200,673	14,108	214,781
Other	199	112	2,178	2,489
At 06.30.18	3,325,509	1,465,931	888,106	5,679,546

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of June 30, 2018 for $ 378.1 million.

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,444,755	256,295	257,486	1,958,536
Pension plans	37,134	6,587	6,618	50,339
Communications expenses	17,142	86,278	6,533	109,953
Allowance for the impairment of trade and other receivables	-	124,387	-	124,387
Supplies consumption	140,191	-	20,382	160,573
Leases and insurance	209	-	54,339	54,548
Security service	38,461	418	36,552	75,431
Fees and remuneration for services	308,951	236,020	214,276	759,247
Public relations and marketing	-	-	9,242	9,242
Advertising and sponsorship	-	-	4,761	4,761
Reimbursements to personnel	26	12	311	349
Depreciation of property, plants and equipments	163,921	26,651	9,370	199,942
Directors and Supervisory Committee members’ fees	-	-	6,220	6,220
ENRE penalties (1)	114,369	170,647	-	285,016
Taxes and charges	-	111,630	9,086	120,716
Other	136	46	1,827	2,009
At 06.30.17	2,265,295	1,018,971	637,003	3,921,269

(1)     Transmission and distribution expenses include recovery for $ 413.7 million net of the charge for the period for $ 528.1 million.

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of June 30, 2017 for $ 263.7 million.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 26 |    Other operating expense, net

	Note	06.30.18	06.30.17
Other operating income
Services provided to third parties		30,472	23,861
Commissions on municipal taxes collection		27,645	13,484
Related parties	29.a	29,590	2,763
Income from non-reimbursable customer contributions		2,049	501
Others		36,986	850
Total other operating income		126,742	41,459

Other operating expense
Gratifications for services		(24,433)	(26,156)
Cost for services provided to third parties		(10,370)	(12,261)
Severance paid		(4,401)	(8,296)
Debit and Credit Tax		(231,855)	(138,596)
Provision for contingencies		(253,382)	(99,731)
Disposals of property, plant and equipment		(13,459)	(4,944)
Other		(5,193)	(22,543)
Total other operating expense		(543,093)	(312,527)
Other operating expense, net		(416,351)	(271,068)

Note 27 |    Net financial expense

	06.30.18	06.30.17
Financial income
Commercial interest	101,537	52,881
Financial interest	107,568	65,545
Total financial income	209,105	118,426

Financial expenses
Interest and other (1)	(309,277)	(225,860)
Fiscal interest	(15,192)	(16,388)
Commercial interest	(723,192)	(475,723)
Bank fees and expenses	(498)	(848)
Total financial expenses	(1,048,159)	(718,819)

Other financial results
Exchange differences	(1,437,433)	(114,204)
Adjustment to present value of receivables	(115)	(147)
Changes in fair value of financial assets (2)	264,611	146,991
Net gain from the repurchase of Corporate Notes	(511)	-
Other financial expense	(28,967)	(19,766)
Total other financial expense	(1,202,415)	12,874
Total net financial expense	(2,041,469)	(587,519)

(1)     Net of interest capitalized as of June 30, 2018 and 2017 for $ 232.8 million and $ 125.9 million, respectively.

(2)     Includes changes in the fair value of financial assets on cash equivalents as of June 30, 2018 and 2017 for $8 million and $9.6 million, respectively.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 28 |    Basic and diluted earnings per share

Basic

The basic earnings per share is calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of June 30, 2018 and 2017, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincides with the diluted earnings per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	06.30.18	06.30.17
Profit for the period attributable to the owners of the Company	1,253,234	368,774
Weighted average number of common shares outstanding	898,009	897,892
Basic and diluted profit earnings per share – in pesos	1.40	0.41

Note 29 |    Related-party transactions

•            The following transactions were carried out with related parties:

a.         Income

Company	Concept	06.30.18	06.30.17

Pampa	Service assemblies	27	685
	Computer services assistance	2,275	2,078
	Thermal power plant Pilar	8,200	-
SACDE	Removal of facilities	19,088	-
		29,590	2,763

b.         Expense

Company	Concept	06.30.18	06.30.17

EASA D67	Technical advisory services on financial matters	(28,967)	(19,766)
SACME	Operation and oversight of the electric power transmission system	(31,289)	(23,305)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	-	(101)
OSV	Hiring life insurance for staff	(7,245)	(6,430)
Abelovich, Polano & Asoc.	Legal fees	(905)	-
		(68,406)	(49,602)

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

c.         Key Management personnel’s remuneration

	06.30.18	06.30.17
Salaries	40,757	45,051
	40,757	45,051

•            The balances with related parties are as follow:

d.         Receivables and payables

	06.30.18	12.31.17
Other receivables - Non current
SACME	5,045	5,428
	5,045	5,428

Other receivables - Current
SACME	766	766
PESA	1,212	327
	1,978	1,093

Trade payables
OSV	-	(54)
EASA (see note 43 to Financial Statement at December 31,2017)	(7,260)	(34,967)
	(7,260)	(35,021)

Other payables
SACME	(2,639)	(5,253)
	(2,639)	(5,253)

Additionally, on April 26, 2018, the Company entered into a works agreement with Sociedad Argentina Construcción y Desarrollo Estratégico S.A. (“SACDE”), for the removal and/or moving of medium and low-voltage electrical facilities, owned by the Company, located on the path of the Pte. Perón Highway (Extension of Camino del Buen Ayre) that will be built by SACDE. In accordance with its concession agreement, the Company is obliged to carry out this type of removals at the expense of the party requesting them.

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note 30 | Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2018 resolved, among other issues, the following:

-       To approve Edenor S.A.’s Annual Report and Financial Statements of as of December 31, 2017;

-       To allocate the profit for the year ended December 31, 2017 to the absorption of accumulated losses;

-       To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;

-       To appoint the authorities and the external auditors for the current fiscal year;

RICARDO TORRES Chairman

Free translation from the original in Spanish for publication in Argentina

REPORT ON CONDENSED INTERIM FINANCIAL STATEMENTS’ REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) which includes the condensed interim statement of financial position as of June 30, 2018, the related condensed interim statement of comprehensive income for the three and six months periods ended June 30, 2018, the related condensed interim statements of changes in equity and cash flows for the six months period then ended and the complementary selected notes.

The amounts and other information related to fiscal year 2017 and its interim periods, are part of the financial statements mentioned above and therefore should be considered in relation to those financial statements.

Directors’ responsibility

The Company’s Board of Directors is responsible for the preparation and presentation of the financial statements, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) ,as the applicable accounting framework and incorporated by the National Securities Commission (CNV) to its standards, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with IAS 34 “Interim financial information”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina through Technical Pronouncement No. 33 of the FACPCE as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Standards on Auditing, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with IAS 34.

Report of compliance with current regulations

In compliance with current regulations, we report that:

a)      the condensed interim financial statements of the Company, are transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)    the condensed interim financial statements of the Company arise from accounting records kept in all formal respects in conformity with legal regulations;

c)    we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by article 68 of the Buenos Aires Stock Exchange Regulations and article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d)    at June 30, 2018 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 125.082.574, which were not yet due at that date.

Autonomous City of Buenos Aires, August 8, 2018

PRICE WATERHOUSE & CO. S.R.L.
(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. R. Sergio Cravero Public Accountant (UCA) C.P.C.E. City of Buenos Aires T° 265 F°92

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 13, 2018